BASF CATALYSTS LLC
101 WOOD AVENUE
ISELIN, NEW JERSEY 08830
August 31, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Engelhard Corporation
       Request to Withdraw Registration Statement on Form S-3
       (File Number 333-114068)

Ladies & Gentlemen:

In response to a request by the Staff for inclusion of additional information in the request, dated August 23, 2006, by BASF Catalysts LLC, as a successor for Engelhard Corporation (the “Registrant”), to withdraw the Registrant’s Registration Statement on Form S-3, File No. 333-114068, together with all exhibits thereto (the “Registration Statement”) (a copy of said request is attached and may be considered, with this supplemental letter, as one request made as of the date hereof), please be advised that no securities have been sold under the Registration Statement.

Please provide a copy of the order approving the withdrawal to the undersigned by facsimile at (732) 205-6777. If you have any questions with respect to this letter, please contact the undersigned at (732) 205-5475.

Sincerely, BASF Catalysts LLC, as successor to Engelhard Corporation
By: /s/ Michael Hassett Name: Michael Hassett Title: Associate General Counsel

BASF CATALYSTS LLC
101 WOOD AVENUE
ISELIN, NEW JERSEY 08830
August 23, 2006

VIA EDGAR AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Engelhard Corporation
       Request to Withdraw Registration Statement on Form S-3
       (File Number 333-114068)

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, BASF Catalysts LLC, a Delaware limited liability company, as a successor to Engelhard Corporation (the “Registrant”), hereby respectfully withdraws the Registrant’s Registration Statement on Form S-3, File No. 333-114068, together with all exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof.

On June 9, 2006, Iron Acquisition Corporation, a wholly-owned subsidiary of BASF Aktiengesellschaft (“BASF”), was merged with and into the Registrant, with the Registrant becoming a wholly-owned subsidiary of BASF. On August 1, 2006, the Registrant filed a Certificate of Conversion in the State of Delaware, whereby the Registrant changed its name to BASF Catalysts LLC. BASF Catalysts LLC, as successor to the Registrant, no longer intends to issue any securities pursuant to the Registration Statement.

Please provide a copy of the order granting the withdrawal of the Registration Statement to Michael Hassett, Associate General Counsel to BASF Catalysts LLC (as successor to the Registrant), by facsimile at (732) 205-5475. If you have any questions with respect to this letter, please contact Mr. Hassett at (732) 205-5475.

Sincerely, BASF Catalysts LLC, as successor to Engelhard Corporation
By: /s/ Hans Ulrich-Engel Name: Hans Ulrich-Engel Title: Manager